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     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 18, 2005


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        ACE MARKETING & PROMOTIONS, INC.
                 (Name of Small Business Issuer in Its Charter)


                NEW YORK                                     11-3427886
    (State or Other Jurisdiction of                       (I.R.S. Employer
     Incorporation or Organization)                     Identification No.)


 457 ROCKAWAY AVENUE, VALLEY STREAM, NY                        11581
(Address of Principal Executive Offices)                     (Zip Code)


                                 (516) 256-7766
                           (Issuer's Telephone Number)


                   Name of each exchange on which registered:
                                      NONE

        Securities to be Registered Pursuant to Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                                (Title of Class)


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
                                      TABLE OF CONTENTS

                                                                                        Page
                                                                                        ----
PART I....................................................................................1
   ITEM 1.  DESCRIPTION OF BUSINESS.......................................................1
   ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION....................17
   ITEM 3.  DESCRIPTION OF PROPERTY......................................................21
   ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...............22
   ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.................24
   ITEM 6.  EXECUTIVE COMPENSATION.......................................................28
   ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............................31
   ITEM 8.  DESCRIPTION OF SECURITIES....................................................32
PART II..................................................................................34
   ITEM 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
              RELATED SHAREHOLDER MATTERS................................................34
   ITEM 2.  LEGAL PROCEEDINGS............................................................35
   ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS................................35
   ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES......................................35
   ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS....................................36
PART III.................................................................................39
   ITEM 1.  INDEX TO EXHIBITS............................................................39
   SIGNATURES............................................................................40



FORWARD-LOOKING STATEMENTS

         This Form 10-SB contains certain forward-looking statements that involve risks and uncertainties. These statements refer to objectives, expectations, intentions, future events, or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, level of activity, performance, or achievements to be materially different from any results expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "could," "expect," "anticipate," "intend," "plan," "believe," "estimate," "predict," "potential," and similar expressions. Our actual results could differ materially from those included in forward-looking statements. Factors that could contribute to these differences include those matters discussed in "Risk Factors" and elsewhere in this Form 10-SB.

         In addition, such forward-looking statements necessarily depend on assumptions and estimates that may prove to be incorrect. Although we believe the assumptions and estimates reflected in such forward-looking statements are reasonable, we cannot guarantee that our plans, intentions, or expectations will be achieved. The information contained in this Form 10-SB, including the section discussing risk factors, identifies important factors that could cause such differences.

         The cautionary statements made in this Form 10-SB are intended to be applicable to all forward-looking statements wherever they appear in this Form 10-SB. We assume no obligation to update such forward-looking statements or to update the reasons that actual results could differ materially from those anticipated in such forward-looking statements.


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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

OVERVIEW

         We are a full service advertising specialties and promotional products distributor company. We distribute items manufactured by others to our customers typically with our customers' logos on them. Several of our customer categories include large corporations, local schools, universities, financial institutions, hospitals and not-for-profit organizations. Our promotional products are a useful, practical, informative, entertaining, and/or decorative item, most often imprinted with the sponsoring advertiser's name, logo, slogan or message, and typically retained and appreciated by the end recipients who receive them, in many cases free of charge in marketing and communication programs.

         Promotional products are also effective for the following:

         o        dealer/distribution programs;
         o        co-op programs;
         o        company stores;
         o        generating new customers or new accounts;
         o        nonprofit fundraising; public awareness campaigns;
         o        promotion of brand awareness and brand loyalty;
         o        employee incentive programs;
         o        new product or service introduction; and
         o        marketing research for survey and focus group participants.

                  We have the ability to distribute over 500,000 promotional product items ranging from stickers that cost pennies all the way through jewelry, sporting goods, awards, and electronics that cost thousands of dollars per unit. Specific categories of promotional products include:

         o Advertising Specialties-build awareness, goodwill and remembrance of the advertiser's name, product, purpose, advantages or other timely message. These products are generally lower priced goods and are usually distributed for free.
         o Business Gifts, Awards and Commemoratives - generally lower priced goods and are given for goodwill, often at trade shows to generate traffic.
         o Incentives and Awards-focus on motivation, workplace safety, goal setting and recognition. These are typically higher priced items used in incentive programs to promote employee retention and recognition. They may also be used in recruitment programs as well.
         o        Premiums-given after a specific behavior has been performed.


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         The most popular products that we have distributed over the last two years and account for over 50% of our business are as follows:

         o        Wearables, such as t-shirts, golf shirts and hats.
         o        Glassware, such as mugs and drinking glasses.
         o        Writing instruments, such as pens, markers and highlighters.
         o        Bags, such as tote bags, gift bags and brief cases.

COMPANY HISTORY

         Our company was established under the laws of the state of New York in March 1998. We have been in business since 1998 and have grown our business through internal growth without acquisitions. Our business has been established without us having the benefits of any trademarks, patents, service marks, franchises, concessions, royalty agreements or labor contracts. Our growth from inception through December 31, 2004 has been achieved through cash flow from operations and the private sale of our restricted common stock totaling approximately $1,030,000. See "Note 5 to the Notes to Consolidated Financial Statements" on page F-9 for additional information on the sale of our common stock during the last three years.

THE MARKET

         There are thousands of different types and styles of promotional products. In many cases, it is even possible to obtain custom items that are not found in any catalog. According to The Counselor - State of the Industry 2004 Survey, which is available online at no cost to the public at WWW.THECOUNSELOR.NET, the most popular promotion products sold between 1999 and 2003 were the following:

         o        wearables;
         o        writing instruments;
         o        desk and office accessories;
         o        glassware and ceramics; and
         o        calendars.

         Market Size
         -----------

         According to the Promotional Products Association International, which is available online at no cost to the public at WWW.PPAI.COM/MEDIAINFORMATION/ INSTUSTRY/STATATISTICS/SALESVOLUMEESTIMATES/, promotional product distributor's sales were $5.13 billion in 1991, with steady increases in sales until they reached $17.85 billion in 2000. Promotional Product sales then declined to $16.55 billion in 2001, $15.63 billion in 2002 and increased to $16.34 billion in 2003. A revitalized economy, increased competition in the marketplace, and a trend toward integrated and targeted marketing strategies has contributed to this growth. Integrated marketing campaigns involve not only advertising, but also sales promotions, internal communications, public relations, and other disciplines. The objectives of integrated marketing are to promote products and services, raise employee awareness, motivate personnel, and increase productivity through a wide array of methods including extensive use of promotional products.


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 DISTRIBUTORS

         According to the Promotional Products Association International, which is available online at no cost to the public at WWW.PPAI.COM/MEDIAINFORMATION/ INSTUSTRY/STATATISTICS/SALESVOLUMEESTIMATES/, with no single company dominating the market, the promotional products industry is highly fragmented with 20,150 distributors in the industry with revenues of less than $2.5 million and 815 distributors with revenues of $2.5 million or more. According to The Counselor - State of the Industry 2004 Survey, the top ten distributors in our industry are believed to have sales of between $118 million and $186 million for 2003. Halo Branded Solutions, American Identity and 4 Imprint Inc. are the top three distributors with 2003 sales of $186 million, $179.5 million and $176.5 million, respectively. Nearly 80% of the distributors surveyed are reported to be privately owned family businesses. Management believes that control of sales lies predominantly with the independent sales representatives, as there is little brand recognition at this time.

         According to the Promotional Products Association International, which is available online at no cost to the public at WWW.PPAI.COM/PRODUCTRESOURCES/ RESEARCH/TOPBUYERS/, the following ranks the top ten purchasers of promotional products in descending order according to the findings of a 2003 study by Louisiana State University and Glenrich Business Studies. Industries were named by distributors according to the volume spent on promotional products by each industry.

         o        education: schools, seminars
         o financial: banks, savings and loans, credit unions, stock brokers
         o        health care: hospitals, nursing homes, clinics
         o        not-for-profit organizations
         o        construction: building trades and building supplies
         o        government: public offices, agencies, political candidates
         o        trade, professional associations and civic clubs
         o        real estate: agents, title companies and appraisers
         o        automotive: manufacturers, dealers, parts suppliers
         o        professionals: doctors, lawyers, cpa's, architects

SUPPLY CHAIN

         Domestic and overseas manufacturers generally sell their promotional product items directly to suppliers. Suppliers sell to distributors like Ace Marketing and distributors sell promotional products to customer users such as large corporations, financial institutions, universities and schools, hospitals, not-for-profit organizations and small businesses. However, manufacturers have the ability to sell their promotional products directly to distributors and customers. Suppliers have the ability to sell promotional products directly to customers who are not distributors.


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         Whereas the majority of the items are made overseas, often in China, and the suppliers are simply importing from actual manufacturers, we generally consider the supplier as the beginning of the industry supply chain. They choose specified product lines and import blank goods to be warehoused until a distributor orders one of their items with a customer logo on it. The suppliers generally run the risk of inventory exposure and fluctuations in an item's popularity. This is generally why most distributors stick to distributing and not importing. There are situations where importing directly from the manufacturer and thus cutting out the supplier does in fact make sense. Generally, this happens when a distributor has a large quantity order and has enough lead time from the customer to import the item. Since ocean freight from overseas generally takes 30-45 days and manufacturing may take several weeks, this only makes sense when a customer orders far in advance and in large quantity. The benefits of this are outstanding since the margins and cost savings can be substantial. But, in general, the average order in the industry is below $1,000 and thus the need for individual suppliers to carry specified product lines and hold inventory to fill the need of the average distributor with the average order.

SUPPLIERS

         Management believes that while there are an estimated 3,000 suppliers in the industry, most of the promotional products distributors have access to the same suppliers. Currently, we utilize approximately 500 suppliers in our business with only one supplier accounting for about 10% of our purchasing requirements over the last two years. We seek to distinguish ourselves from other distributors by attractive pricing, by sourcing unique items, creating custom products and/or offering superior in house service and customer support through our employees. Most suppliers require us to pay within 30 days of delivery of an order; however, we may not receive our customers' payments in the same time frame. This requires us to have available cash resources to finance most of our customers' orders. The possible lack of available cash resources would limit our ability to take orders from customers, thus limiting our ability to grow. An infusion of additional capital, a line of credit and better payment terms based on volume can enable us to service a broader base of customers. We have never sought to establish a line of credit, although we may seek to establish one with an institutional lender in the future.

PURCHASING TRENDS - NEED FOR VALUE ADDED PRODUCTS AND RELATED SERVICES

         Price is no longer the sole motivator of purchasing behavior for our customers. With the availability of similar products from multiple sources, customers are increasingly looking for distributors who provide a tangible value-added to their products. As a result, we provide a broad range of products and related services. Specifically, we provide research and consultancy services, artwork and design services, and fulfillment services to our customers. These services are provided in-house by our current employees. Management believes that by offering these services, we can attempt to attract new customers.


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OUR CUSTOMERS - CHOOSING US AS YOUR RIGHT DISTRIBUTOR

         We presently have over 500 customer accounts ranging from fortune 500 companies to local schools and small businesses. A customer account is a person or entity who has purchased promotional products from us in the past on a non-exclusive basis and may or may not purchase from us additional promotional products in the future. Except for orders from Starbucks and its franchisees, which accounted for 27% of sales in 2003, no customer has accounted for more than 10% of sales during the past two years. Our customer base grows mainly through business and personal referrals and the efforts of our sales representatives. Generally our customers do not actively seek distributors to bid on their projects. There are many reasons why our customers may work with us over another distributor. The average buyer first believes that price is the sole issue with the lowest bidding distributor on a project obtaining the business. Once they gain more experience and understand the difficulties in processing and fulfilling an order on time and correctly, they generally analyze the rationale on how they choose a distributor differently. Although pricing is important to our customers, they also count on our dependability, creativity and efficiency. Our promotional products bear their corporate name and are a reflection of their corporate image. The events they use these items for are of the utmost importance. If they go with another distributor who gives them run of the mill ideas possibly at a lower cost, a poor quality product with inferior quality decoration and/or the goods arrive late, then they quickly realize there should be other factors that determine which distributor they should be working with.

 SERVICING OUR  CUSTOMERS

         We have built our business around the concept of reliability, quality, innovative and custom promotional products at competitive prices while maintaining a high level of customer service and good relationships with industry suppliers. Our research licensed software technology, that we purchased from an outside vendor and is available for licensing to other distributors in the industry, affords us the ability to locate and purchase industry product in an efficient manner rather than to have to manually research products through hundreds of catalogs and/or reference books. Our in-house art capabilities through our salaried employees make us a "one stop shop" for custom merchandise and provide our customers with comfort in knowing logo modifications will not delay valuable production days on tight turn-around projects. Our in-house art department consists of two employees who work on Apple computers using licensed software programs such as Illustrator, Photoshop and Quark to create new logos or manipulate current ones. These logos are then sent to the supplier who arranges to put them on the product whether internally or through an outside source in one of the following manners:

         o        silkscreen printing
         o        embroidery
         o        hot stamp
         o        heat transfer
         o        embossing/debossing
         o        engraving


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         Our reliability stems from our own customized and detailed tracking system that we structured and implemented to ensure an order is processed correctly and on time. In general, customers contact us when they have a need for items that have corporate logos. They provide us with general information that helps us determine what products to suggest, including the following:

         o        The type of event and the targeted audience;
         o        The number of units that are required and the budget; and
         o        The timing of the event and the theme of the event.

         The aforementioned parameters will narrow the field of items suggested from a broad list of 500,000 to possibly a dozen or less. Once a customer calls in or e-mails us requesting ideas for an upcoming event, we begin to research ideas based on their parameters and we use our research software to look up dozens of products, prepare a competitive analysis between similar products to find just the right one, send a picture to the customer by email and prepare and send a quotation to the customer also by email. This provides us an immediate time saving advantage over other distributors who still do things manually. Many of these distributors still scan a reference book which is called a register. They search for a particular product, such as clocks, then find the sub-category they are interested in, such as plastic, and there they find all the suppliers who carry the specific item they are looking to purchase. They must then either cross reference each supplier to find their phone number or web address, or they can physically pull as many of the catalogs they have on hand and search for the products that they are interested in and send catalogs with tabbed pages via regular mail or overnight service. This is an inefficient way to research and deliver images of products. We are not aware of any statistical information which allows us to tell the percentages of distributors who use publicly available licensed research software systems like ours versus the manual way described above.

         When the customer decides on the product that they would like to order, the order is processed in our order entry department utilizing our order-entry software which is available for licensing to anyone in the industry from third party vendors. The salesperson submits the specifics of the order to our order entry department where the order is keyed into the system by our employees. Three parts to each order are printed:

         o ACKNOWLEDGEMENT This outlines the product ordered along with a description of the product and how the logo will be placed and in what colors. It includes the quantity ordered, the price per piece, total cost, ship to address, and the delivery date. It is sent to our customer via fax along with a hard copy of the artwork that will be used on the order. The order will not


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                  move forward until our customer signs off on the
                  acknowledgment and the artwork. No order runs without the sign offs thus protecting us in the long run of a customer claiming they were not aware of some aspect of the order.

         o PURCHASE ORDER The Purchase order is submitted to the supplier only after the acknowledgment and art are signed by our customer. It contains all the information that the acknowledgment contains except the price of the product is now shown as the price Ace Marketing will be paying. The art is sent via e-mail to the factory and the purchase order requires that the supplier send back a paper proof of the art to insure accuracy before proceeding with the order. Now the supplier has the exact same parameters to complete the order that the CUSTOMER signed off on. They must meet the delivery date for the quantity specified, with the logo specified, at the price we submitted. Orders are drop shipped from the supplier directly to the customer, except on rare occasions where packaging is done in our office.

         o SALES ORDER COPY This is a print out that essentially shows all of the components on the acknowledgment and the purchase order combined side by side. It shows what Ace Marketing pays for the product and what price our customer pays for the product. It also shows the gross profit, the gross profit percentage, and the commission due to the salesperson.

         Once the above process takes place, the entire work folder goes to the tracking department. We have developed a system to follow each order from the time it is processed, through the time it is shipped. This is yet another safeguard to protect Ace Marketing from a supplier not fulfilling their obligations, which in turn may lead to us losing money, a customer, or both. The tracking process consists of us contacting the factory at various points in the production process to ensure that the order is on schedule. We verbally verify the item, quantity, and ship date and document who at the supplier verified the information. We then call again at a certain point in the process to verify it is on schedule and lastly call on the day of shipping to receive tracking numbers. The above processes have historically led to eliminating disputes with both suppliers and customers.

OUR STRATEGY

         Our objective is to be a leading full service advertising specialties and promotional products company. Key elements of our strategy are:

         o        CREATING AWARENESS OF OUR PRODUCTS, SERVICES AND FACILITIES.
                  We have been in business for over seven years since March 1998. Our revenues are derived from existing customers and new customers through word of mouth recommendations, attendance at trade shows, our sales representatives and advertising and promotion in trade journals.


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         o        MOTIVATING RETAILERS TO UTILIZE PROMOTIONAL AND SPECIALTY
                  PRODUCTS IN THEIR BUSINESS. It is our management's belief from conversations with persons in our industry and trade show attendance, that a trend in our industry is often for the use of promotional items to customers rather than cash incentives for gaining customer loyalty and motivating sales people. in this regard,customers who received a promotional item tended to purchase more and repeat purchases more often than customers who received a discount coupon of equivalent value. Additionally, sales forces show a tendency for greater motivation when receiving a trip or merchandise as opposed to the cash equivalent. We must show our customers the benefits of utilizing promotional and specialty items in their business and for their sales force and build customer loyalty through the use of point systems that are exchanged for promotional merchandise.

         o        ACE MARKETING WAS BUILT AS A PLATFORM THAT COULD GROW EASILY.
                  Scalability is the key and we have separate departments with defined roles which will allow this to occur and for our salesperson to sell. Our sales persons receive helpful support from Ace Marketing. In many other distributorships, the salesperson is often responsible for everything from answering phones, doing all their own research, processing orders, billing, tracking and collections. At Ace Marketing, we provide all the backup to allow our sales persons to just sell. Since our technology is currently up to date, including in house servers to allow access to our systems from off-site, we have the ability to pick up salespeople from any location in the United States.

         o KEY ACQUISITIONS OF SMALL DISTRIBUTORS AND INTEGRATING THEIR WORKFORCE INTO OURS. We will target one or more of the estimated 20,000 small distributors for potential acquisition. However, we can provide no assurances that we will be successful in acquiring any distributors on terms satisfactory to us, if at all.

         o PROVIDING GENEROUS INCENTIVES TO OUR SALES PEOPLE TO INCREASE PERFORMANCE LEVELS. We offer competitive commissions in addition to back office support and research assistance to allow our independent sales representatives to optimize their sales time and to provide them with adequate incentives to sell promotional products to our CUSTOMERS rather than for our competitors. In the future, we may offer a stock option program for additional incentives.

         o MAINTAIN A COMPETITIVE GROSS PROFIT PERCENTAGE ON ALL SALES ORDERS. In 2004 and 2003 our gross profit percentage was 29% and 31%, respectively. According to The Counselor - State of the Industry 2004 Survey, the average gross profit margin for distributors during 1999 through 2003 averaged between 33.2% and 34.1%.

         o PROVIDE RESEARCH, CONSULTING, DESIGN AND FULFILLMENT SERVICES TO OUR CUSTOMERS TO INCREASE PROFITABILITY. We design promotional products for our CUSTOMERS and provide consulting services in connection therewith. We utilize licensed research software technology and order entry systems that are available to anyone in the industry for license to provide the best services to our customers in the most timely fashion possible.


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         o        UTILIZING THE INTERNET AND ITS CAPABILITIES AND OPPORTUNITIES
                  FOR SALES OF PROMOTIONAL PRODUCTS AND COST SAVINGS. Our website is www.Acemarketing.net. Our website is utilized for multiple purposes, including providing information to potential customers who want to learn about us and research our available product line. We also develop online company stores for CUSTOMERS to help facilitate re-orders at cost savings to them based upon a pre-determined product line.

SALES AND MARKETING

         Our revenues are derived from existing customers and new customers through word of mouth recommendations, attendance at trade shows, our sales representatives and advertising and promotion in trade journals. Except for two executive officers, our sales representatives receive commissions and are not paid a salary. They work at their own location or at our facility and may sell products on behalf of other companies. We encourage our sales representatives to sell promotion products for us on the basis of sales incentives which include competitive commissions and appropriate sales support and research which is provided in-house by our employees. In the future, we intend to offer stock and/or stock options as part of their incentive programs.

         Our website is www.Acemarketing.net. Our website is utilized for multiple purposes, including providing information to potential customers who want to learn about us and research our available product line.

TECHNOLOGY

         Technology affects most industries, and specifically the internet, which enables many capabilities and opportunities for cost savings. Sales of promotional products are often catalog-based. The cost of producing and mailing a catalog can be high. Placing a catalog on a website takes less manpower to maintain and less money to update and distribute new versions. Additionally, integrating the catalog with the order processing system can save time and money in placing and filling orders, also eliminating manual errors.

         The proliferation of open architecture software and hardware makes an increasing number of systems available for automating processes and integrating back office systems. By doing this, we reduce support requirements and further enhance margins. Additionally, the ability to provide more direct support to our sales force has led to increased retention of our sales team.

POSSIBLE GROWTH THROUGH ACQUISITIONS

         As a result of the fact that about 20,000 of the estimated 21,000 distributors are doing $2.5 million or less in annual sales in our estimated $16 billion annual industry, we believe the environment for growth and consolidation


                                       9
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in the promotional products industry is appealing, and that we would like to take advantage of this if a satisfactory opportunity arises. There are some issues that our company must address to be successful. The main issues are motivating previous owners, retaining sales people, and integrating operations.

         We have had conversions with the owners of several distributors of promotional products and have observed that they are open to conversions taking place for the possible sale of their business.

         We believe that when a distributor is acquired, a decision must be made about the existing management team, most typically the owner. An evaluation must be made regarding the skills of the owner and desirability of having them involved in our company. Acquisitions would be typically made for the customer accounts; however, due to the size of the target companies, the owner would most likely also be a key employee or sales person. The motivation of the previous owner to work for others may be an issue. We must address this issue and ensure the continued participation of the owners. In general, the best way to mitigate this risk is to tie up much of the previous owners' payment in stock, thus providing incentive for the overall company's success.

         We believe that one of the most difficult tasks in our acquiring a company is transitioning the new acquisition into us. It is important to have flexible, open systems and technology to integrate the back office operations, as well as strong controls and processes to put in place. Having the appropriate technology and strong management team will help alleviate some of the issues here.

         As of the date hereof, there is no agreement to acquire any other company or distributor and there can be no assurances given that our plans will be realized to grow through acquisitions of one or more distributors or, if successful, that any acquisitions can be profitably integrated into our company's operations.

COMPETITION

         While our competition is extensive with over 20,000 distributors, we believe that there are no companies that dominate the market in which we operate. Our company competes within the industry on the basis of service, competitive prices, personnel relationships and competitive commissions to our sales representatives to sell promotional products for us rather than our competitors. Competitors' advantages over us may include better financing, greater experience and better service, cheaper prices and personal relationships than us. According to The Counselor - State of the Industry 2004 Survey, the top ten distributors in our industry are believed to have sales of between $118 million and $186 million for 2003. Halo Branded Solutions, American Identity and 4 Imprint Inc. are the top three distributors with 2003 sales of $186 million, $179.5 million and $176.5 million, respectively. Nearly 80% of the distributors surveyed are reported to be privately owned family businesses. We can provide no assurances that we will be able to successfully compete in the future with competitors that have greater experience and financial assets than us.


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         We believe that in the promotional products industry, sales people typically have a large amount of autonomy and control the relationships with their customers. This works both for and against us. To avoid losing customers, we must provide the appropriate incentives to keep sales people. At the same time, while there can be no assurances, management believes our company will be able to obtain new customers by luring sales people away from competitors. The offering of stock incentives and health care benefits are ways to retain sales people, especially in an industry where these types of benefits are rare.

EMPLOYEES

         As of March 15, 2005, we had four full time employees, including two executive officers who provide in-house sales, and ten sales representatives who provide services to us on a non-exclusive basis as independent consultants. Upon the effectiveness of this Form 10-SB, our Chief Financial Officer, who currently serves as a consultant to our company, will become an employee devoting such time as is necessary to our business for the performance of his duties.


                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION PRESENTED IN THIS FORM 10-SB, IN EVALUATING US AND OUR BUSINESS. ANY OF THE FOLLOWING RISKS, AS WELL AS OTHER RISKS AND UNCERTAINTIES, COULD HARM OUR BUSINESS AND FINANCIAL RESULTS AND CAUSE THE VALUE OF OUR SECURITIES TO DECLINE, WHICH IN TURN COULD CAUSE YOU TO LOSE ALL OR PART OF YOUR INVESTMENT.

                         RISKS RELATING TO OUR BUSINESS

THE PROMOTIONAL PRODUCTS DISTRIBUTION INDUSTRY IS HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

         We compete with over 20,000 distributor companies. Some of our competitors have greater financial and other resources than we do which could allow them to compete more successfully. Most of our promotional products are available from several sources and our customers tend to have relationships with several distributors. Competitors could obtain exclusive rights to market particular products which we would then be unable to market. Industry consolidation among promotional products distributors, the unavailability of products, whether due to our inability to gain access to products or interruptions in supply from manufacturers, or the emergence of new competitors could also increase competition. In the future, we may be unable to compete successfully and competitive pressures may reduce our revenues.

WE EXPERIENCE FLUCTUATIONS IN QUARTERLY EARNINGS. AS A RESULT, WE MAY FAIL TO MEET OR EXCEED THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

         Our business has been subject to seasonal and other quarterly fluctuations. Net sales and operating profits generally have been higher in the third and fourth quarters, particularly in the months of September through November, due to the timing of sales of promotional products and year-end promotions. Net sales and operating profits have been lower in the first quarter, primarily due to increased sales in the prior two quarters. Quarterly results may also be adversely affected by a variety of other factors, including:

         o        costs of developing new promotions and services;

         o        costs related to acquisitions of businesses;

         o        the timing and amount of sales and marketing expenditures;

         o general economic conditions, as well as those specific to the promotional product industry; and

         o        our success in establishing additional business relationships.

         Any change in one or more of these or other factors could cause our annual or quarterly operating results to fluctuate. If our operating results do not meet market expectations, our stock price may decline in the event a market should develop.

BECAUSE WE DO NOT MANUFACTURE THE PRODUCTS WE DISTRIBUTE, WE ARE DEPENDENT UPON THIRD PARTIES FOR THE MANUFACTURE AND SUPPLY OF OUR PRODUCTS.

         We obtain all of our products from third-party suppliers, both domestically and overseas primarily in China. We submit purchase orders to our suppliers who are not committed to supply products to us. Therefore, suppliers may be unable to provide the products we need in the quantities we request. Because we lack control of the actual production of the products we sell, we may be subject to delays caused by interruption in production based on conditions outside of our control. In the event that any of our third-party suppliers were to become unable or unwilling to continue to provide the products in required volumes, we would need to identify and obtain acceptable replacement sources on a timely cost effective basis. There is no guarantee that we will be able to obtain such alternative sources of supply on a timely basis, if at all. An extended interruption in the supply of our products would have an adverse effect on our results of operations, which most likely would adversely affect the value of our common stock.

WE MAY NOT BE ABLE TO EXPAND THROUGH INTERNAL GROWTH AND MEET CHANGES IN THE INDUSTRY.

         Our plans for internal growth include hiring in-house sales representatives from our competitors and offering stock incentives and generous commissions to keep them. Additionally, we have room for growth by building direct relationships with advertising agencies and major corporations. Because of potential industry changes, our products and promotions must continue to evolve to meet changes in the industry. Our future expansion plans may not be successful due to competition, competitive pressures and changes in the industry.

OUR LIMITED CASH RESOURCES AND LACK OF A LINE OF CREDIT MAY RESTRICT OUR EXPANSION OPPORTUNITIES.

         An economic issue that can limit our growth is lack of extensive cash resources, due to the typical payment terms of a transaction. Most suppliers require us to pay within 30 days of delivery of an order; however, we may not receive our customer's payment in the same time frame. This requires us to have available cash resources to finance most of our customers' orders. Any lack of cash resources would limit our ability to take orders from customers, thus limiting our ability to grow. An infusion of capital and a good line of credit can enable us to service a broader base of customers. We can provide no assurances that we will obtain an adequate line of credit in the future, if at all.

OUR PROPOSED EXPANSION THROUGH ACQUISITIONS INVOLVES SEVERAL RISKS.

         We intend to expand our domestic markets in part through acquisitions in the future. Such transactions involve numerous risks, including possible adverse effects on our operating results or the market price of our common stock. Some of our future acquisitions may also give rise to an obligation by us to make contingent payments or to satisfy certain repurchase obligations, which payments could have an adverse effect on our results of operations. In addition, integrating acquired businesses:

         o        may result in a loss of customers of the acquired businesses;

         o        requires significant management attention; and

         o may place significant demands on our operations, information systems and financial resources.

         There can be no assurance that our future acquisitions will be successful. Our ability to successfully effect acquisitions will depend upon the following:

         o the availability of suitable acquisition candidates at acceptable prices;

         o        the development of an established market for our common stock;
                  and

         o the availability of financing on acceptable terms, in the case of non-stock transactions.

OUR REVENUES DEPEND ON OUR RELATIONSHIPS WITH CAPABLE INDEPENDENT SALES PERSONNEL OVER WHOM WE HAVE NO CONTROL AS WELL AS KEY CUSTOMERS, VENDORS AND MANUFACTURERS OF THE PRODUCTS WE DISTRIBUTE.

         Our future operating results depend on our ability to maintain satisfactory relationships with qualified independent Sales personnel as well as key customers, vendors and manufacturers. We are dependent upon our sales representatives to sell our products and do not have any direct control over these third parties. If we fail to maintain our existing relationships with our sales representatives, key customers, vendors and manufacturers or fail to acquire new relationships with such key persons in the future, our business may suffer.

OUR FUTURE PERFORMANCE IS MATERIALLY DEPENDENT UPON OUR MANAGEMENT AND THEIR ABILITY TO MANAGE OUR GROWTH.

         Our future success is substantially dependent upon the efforts and abilities of members of our existing management, particularly Dean L. Julia, Chief Executive Officer and Michael Trepeta, President. The loss of the services of Mr. Julia or Mr. Trepeta could have a material adverse effect on our business. We have entered into a three year employment agreement with each of Mr. Julia and Mr. Trepeta effective March 1, 2005. However, we lack "key man" life insurance policies on any of our officers or employees. Competition for additional qualified management is intense, and we may be unable to attract and retain additional key personnel. Our management personnel is currently limited and they may be unable to manage our expansion successfully and the failure to do so could have a material adverse effect on our business, results of operations and financial condition.

WE CANNOT PREDICT OUR FUTURE CAPITAL NEEDS AND WE MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING.

         We may need to raise additional funds in the future to fund more aggressive expansion of our business or make strategic acquisitions or investments. We may require additional equity or debt financings or funds from other sources for these purposes. No assurance can be given that these funds will be available for us to finance our development on acceptable terms, if at all. Such additional financings may involve substantial dilution of our stockholders or may require that we relinquish rights to certain of our technologies or products. In addition, we may experience operational difficulties and delays due to working capital restrictions. If adequate funds are lacking from operations or additional sources of financing, we may have to delay or scale back our growth plans.

               RISKS RELATING TO AN INVESTMENT IN OUR COMMON STOCK

WE LACK A TRADING MARKET FOR OUR COMMON STOCK, AND YOU MAY BE UNABLE TO SELL YOUR COMMON STOCK AT ATTRACTIVE PRICES OR AT ALL.

         There is currently no trading market for our common stock. We do not intend to list our common stock on any national or other securities exchange, or on the Nasdaq Market. Our common stock may in the future be quoted in the otc electronic bulletin board or listed in the over the counter pink sheets. Accordingly, no public market for the common stock may develop, and any market that develops may not last. The trading price of the common stock will depend on many factors, including:

         o        the markets for similar securities;

         o        our financial condition, results of operations and prospects;

         o the publication of earnings estimates or other research reports and speculation in the press or investment community;

         o        Changes in our industry and competition; and

         o        general market and economic conditions.

         As a result, we cannot assure you that you will be able to sell your common stock at attractive prices or at all. THE MARKET PRICE FOR OUR COMMON STOCK MAY BE HIGHLY VOLATILE.

         The market price for our common stock may be highly volatile. A variety of factors may have a significant impact on the market price of our common stock, including:

         o the publication of earnings estimates or other research reports and speculation in the press or investment community;

         o        Changes in our industry and competitors;

         o        our financial condition, results of operations and prospects;

         o any future issuances of our common stock, which may include primary offerings for cash, issuances in connection with business acquisitions, and the grant or exercise of stock options from time to time;

         o        general market and economic conditions; and

         o any outbreak or escalation of hostilities, which could cause a recession or downturn in our economy.

         In addition, the markets in general can experience extreme price and volume fluctuations that can be unrelated or disproportionate to the operating performance of the companies listed or quoted. Broad market and industry factors may negatively affect the market price of our common stock, regardless of actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our business.

WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS IN THE FUTURE.

         No cash dividends have been paid by our company on our common stock. The future payment by us of cash dividends on our common stock, if any, rests within the discretion of our board of directors and will depend, among other things, upon our earnings, our capital requirements and our financial condition as well as other relevant factors. We do not intend to pay cash dividends upon our common stock for the foreseeable future.

PROVISIONS OF OUR ARTICLES OF INCORPORATION AND AGREEMENTS COULD DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY.

         Certain provisions of our articles of incorporation may discourage, delay, or prevent a merger or acquisition that a shareholder may consider favorable. These provisions include:

         o        Authority of the board of directors to issue preferred stock.

         o        Prohibition on cumulative voting in the election of directors.

WE LACK INDEPENDENT DIRECTORS AND COMMITTEES THEREOF.

         The Sarbanes-Oxley Act of 2002 requires us as a public corporation to have an audit committee composed solely of independent directors. Currently, we have no independent directors or committees of directors. Without independent directors, our board may have no way to resolve conflicts of interest, including, without limitation, executive compensation, employment contracts and the like.

OUR FUTURE SALES OF COMMON STOCK BY MANAGEMENT AND OTHER STOCKHOLDERS MAY HAVE AN ADVERSE EFFECT ON THE THEN PREVAILING MARKET PRICE OF OUR COMMON STOCK.

         In the event a public market for our common stock were to develop in the future, sales of our common stock may be made by management and other stockholders pursuant to and in compliance with the provisions of Rule 144 of the Securities Act of 1933. In general, under Rule 144, a person who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume in shares during the four calendar weeks immediately prior to such sale. Rule 144 also permits under certain circumstances, the sale of shares without any quantity or other limitation by a person who is not an affiliate of our company and who has satisfied a two-year holding period. Future sales of shares of our common stock made under Rule 144 may have an adverse effect on the then prevailing market price, if any, of our common stock.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         The following discussion should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this Form 10-SB. All statements contained herein that are not historical facts, including, but not limited to, statements regarding anticipated future capital requirements, our future plan of operations, our ability to obtain debt, equity or other financing, and our ability to generate cash from operations, are based on current expectations. These statements are forward-looking in nature and involve a number of risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results.

CRITICAL ACCOUNTING POLICIES

         Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of financial statements require management to make estimates and disclosures on the date of the financial statements. On an on-going basis, we evaluate our estimates including, but not limited to, those related to revenue recognition. We use authoritative pronouncements, historical experience and other assumptions as the basis for making judgments. Actual results could differ from those estimates. We believe that the following critical accounting policies affect our more significant judgments and estimates in the preparation of our financial statements.

         REVENUE RECOGNITION. Revenues are recognized when title and risk of loss transfers to the customer and the earnings process is complete. In general, title passes to our customers upon the customer's receipt of the merchandise. Revenue is accounted for in accordance with Emerging Issue Task Force Issue No. 99-19, reporting revenue gross as a principal versus net as an agent. Revenue is recognized on a gross basis since our company has the risks and rewards of ownership, latitude in selection of vendors and pricing, and bears all credit risk. Our company records all shipping and handling fees billed to customers as revenues, and related costs as cost of goods sold, when incurred, in accordance with Emerging Issue Task Force Issue No. 00-10, accounting for shipping and handling fees and costs.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS. We are required to make judgments based on historical experience and future expectations, as to the realizability of our accounts receivable. We make these assessments based on the following factors: (a) historical experience, (b) customer concentrations, customer credit worthiness, (d) current economic conditions, and (e) changes in customer payment terms.

         PROPERTY AND EQUIPMENT. We are required to make judgments based on historical experience and future expectations, as to the realizability of our property and equipment. We made these assessments based on the following factors: (a) the estimated useful lives of such assets, (b) technological changes in our industry, and (c) the changing needs of our customers.

 OVERVIEW

         We are a full service advertising specialties and promotional products company. tSpecific categories of the use of promotional products include advertising specialties, business gifts, incentives and awards, and premiums. Through the services of our two in-house sales persons, who also serve as executive officers of our company, and the use of independent sales representatives, we distribute items to our customers typically with their logos on them. Several of our customer categories include large corporations, local schools, universities, financial institutions, hospitals and not-for-profit organizations.

         The most popular products that we have distributed over the last two years and account for over 50% of our business are as follows:

         o        Wearables, such as t-shirts, golf shirts and hats.
         o        Glassware, such as mugs and drinking glasses.
         o        Writing instruments, such as pens, markers and highlighters.
         o        Bags, such as tote bags, gift bags and brief cases.

         There are a number of trends in the advertising/marketing industry, the most significant of which is the trend toward integrated marketing strategies. Integrated marketing campaigns involve not only advertising, but also sales promotions, internal communications, public relations, and other disciplines. The objectives of integrated marketing are to promote products and services, raise employee awareness, motivate personnel, and increase productivity through a wide array of methods including extensive use of promotional products.

         Price is no longer the sole motivator of purchasing behavior for our customers. With the availability of similar products from multiple sources, customers are increasingly looking for distributors who provide a tangible value-added to their products. As a result, we provide a broad range of products and related services. Specifically, we provide research and consultancy services, artwork and design services, and fulfillment services to our customers. These services are provided in-house by our current employees. Management believes that by offering these services, we can attempt to attract new customers.

         Our revenues are expected by us to grow as economic conditions in the United States continue to improve, by adding additional independent sales representatives to our sales network and through one or more acquisitions of other distributors. We can provide no assurances that our expectations described above will be realized.

Results of Operations
---------------------

         Our revenue for fiscal 2004 was $2,379,186, a decrease of $174,771 or 7% from fiscal 2003. Revenue in 2003 included $429,000 as a result of a contract we were awarded from Starbucks' corporate office for a national promotion campaign which was not awarded in 2004 and resulted in the overall decrease in revenue for fiscal 2004. Our revenue is generally derived from a recurring customer base.

         Our gross profit percentage for fiscal 2004 was 29.1% as compared to 30.8% from fiscal 2003. The 1.7% decrease is attributed to the increased costs of shipping merchandise to our customers. Despite the 7% decrease in revenues in fiscal 2004, shipping costs rose .7% from 2003 to 2004, and although we pass on the cost of shipping to our customers, we only charge a minimal mark up which resulted in the reduction in the overall gross profit %.

         Selling, general and administrative operating expenses for fiscal 2004 were $844,574, an increase of $65,592 or 8.4% from fiscal 2003. This increase is primarily attributable to an increase in salaries (4.2%), entertainment and travel (3.0%), insurance (1.0%) and rent (.8%), offset by a reduction in commission expense of (-1.7%). Operating expenses when expressed as a percentage of revenues was 35.5% for 2004 as compared to 30.4% for 2003.

         Net (loss) income for fiscal 2004 was $(153,636) or $(.03) per share as compared to $7,554 or $.00 per share for fiscal 2003. The decrease in earnings from 2003 to 2004 was primarily due to the Starbucks national promotional contract that was awarded in fiscal 2003, which contributed approximately $90,000 to earnings in fiscal 2003, as well as the increases in operating expenses.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"),"Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," as revised, A Variable Interest Entity ("VIE") is an entity with insufficient equity investment or in which the equity investors lack some of the characteristics of a controlling financial interest. Pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses of the variable interest entity must consolidate the VIE. The full adoption of FIN 46 in fiscal 2004 did not have a material effect on our financial position and results of operations.

         In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation" ("SFAS No. 123(R)"). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this Statement are effective for the first interim reporting period that begins after June 15, 2005. If our company had included the cost of employee stock option compensation in our financial statements it would not have had a material effect on out net income (loss) for the years ended December 31, 2004 and 2003.

         In November 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151 "Inventory Costs." This statement amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" and removes the "so abnormal" criterion that under certain circumstances could have led to the capitalization of these items. SFAS No. 151 requires that idle facility expense, excess spoilage, double freight and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." SFAS 151 also requires that allocation of fixed production overhead expenses to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for all fiscal years beginning after June 15, 2005. We do not believe there will be a significant impact as a result of adopting this Statement.

         On December 16, 2004, the FASB issued SFAS No. 153, "Exchange of Non-monetary Assets", an amendment of Accounting Principles Board ("APB") Opinion No. 29, which differed from the International Accounting Standards Board's ("IASB") method of accounting for exchanges of similar productive assets. Statement No. 153 replaces the exception from fair value measurement in APB No. 29, with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. The Statement is to be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not believe that SFAS No. 153 will have a material impact on our results of operations or cash flows.

Controls and Procedures

         Prior to the filing of our first Form 10-QSB following the effectiveness of this Form 10-SB, our management, including the chief executive officer, president and chief financial officer, intends to complete an evaluation of the effectiveness of the design, maintenance and operation of our disclosure controls and procedures and to implement any corrective actions. We intend to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities an Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e).

         In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Liquidity and Capital Resources
-------------------------------

         At December 31, 2004, we had cash and cash equivalents of $566,285. We consider highly liquid debt instruments with a maturity of three months or less, as well as bank money market accounts, to be cash equivalents.

         During 2004, net cash was used in operating activities of $(171,068). This was primarily due to our net loss of ($(157,150) and decreases in accounts payable and accrued expenses of $(9,750). During 2004, cash was used in investing activities to purchase property and equipment of $(14,273). During 2004, net cash of $696,901 was provided by financing activities from the proceeds of sale of our common stock and warrants totaling $713,201 less payments on notes payable of $(16,300).

         During 2003, net cash was used in operating activities of $(1,424). This was primarily due a decrease in prepaid expenses and current assets of $(64,286) and accounts payable and accrued expenses of $(4,337) partially offset by our net income of $7,554 and a decrease of accounts receivable of $53,297. During 2003, no cash was used in investing activities and $6,300 was provided by financing activities from advances received on notes payable.

         Our company commenced operations in 1998 and was initially funded by our three founders, each of whom has made demand loans to our Company that have been repaid. Since 1999, we have relied on equity financing and borrowings from outside investors to supplement our cash flow from operations. As of March 15, 2005, all borrowings from outside investors have been repaid or converted into our company's common stock. We raised net proceeds of $95,000 from the sale of our common stock and warrants to purchase additional common stock.

         We anticipate that our future liquidity requirements will arise from the need to finance our accounts receivable and inventories, capital expenditures and possible acquisitions. The primary sources of funding for such requirements will be cash generated from operations, raising additional capital from the sale of equity or other securities and borrowings under debt facilities. We believe that we can generate sufficient cash flow from these sources to fund our operations for at least the next twelve months.

ITEM 3. DESCRIPTION OF PROPERTY.

         Our offices are located at 457 Rockaway Avenue, Valley Stream, NY 11581. We currently lease approximately 3,100 square feet of office space at this facility at an annual cost of approximately $43,000 pursuant to a month-to-month lease. We are currently exploring our options of obtaining a new location and/or entering into a long-term lease at our current facility.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         We have set forth in the following table certain information regarding our common stock beneficially owned as of March 15, 2005 for (i) each stockholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. Generally, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At March 15, 2005, 5,888,076 shares of our common stock were outstanding.

--------------------------------------------------------------------------------

        NAME AND
ADDRESS OF BENEFICIAL OWNER                AMOUNT OF                  PERCENT
---------------------------          BENEFICIAL OWNERSHIP (1)       OF CLASS (1)
         (1)                         ------------------------       ------------

DIRECTORS AND OFFICERS:

Scott Novack
457 Rockaway Avenue
Valley Stream, NY 11583                    1,167,000                   19.9

Michael D. Trepeta
457 Rockaway Avenue
Valley Stream, NY 11583(2)                 1,382,000                   22.5

Dean L. Julia
457 Rockaway Avenue
Valley Stream, NY 11583 (2)                1,352,500                   22.0

Sean McDonnell
457 Rockaway Avenue
Valley Stream, NY 11583 (3)                   50,000                     .8

All Directors and Officers as a
Group (four persons) (4)                   3,951,500                   61.4

5% STOCKHOLDERS

James Simanton
4816 S. Pender Lane
Spokane, WA 99224                            487,000                    8.3

David McCooey
50 Urso Drive
Westerly, RI 02891                           297,143                    5.0
--------------------------------------------------------------------------------

--------------

(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and is generally determined by voting powers and/or investment powers with respect to securities. Unless otherwise noted, all of such shares of common stock listed above are owned of record by each individual named as beneficial owner and such individual has sole voting and dispositive power with respect to the shares of common stock owned by each of them. Such person or entity's percentage of ownership is determined by assuming that any options or convertible securities held by such person or entity, which are exercisable within sixty (60) days from the date hereof, have been exercised or converted as the case may be, but not for the purposes of determining the number of outstanding shares held by any other named beneficial owner.

(2)      Includes options to purchase 250,000 shares.

(3)      Includes options to purchase 50,000 shares.

(4)      Includes options to purchase 550,000 shares.


ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following table sets forth the names, ages, and titles of our executive officers and directors.

         Name                 Age                         Title
-----------------------       ---       ----------------------------------
Dean Julia                    37        Chief Executive Officer/Secretary/
                                        Treasurer/Director/Co-Founder
Michael Trepeta               33        President/Director/Co-Founder
Scott Novack                  37        Director/Co-Founder
Sean McDonnell                44        Chief Financial Officer

MANAGEMENT TEAM

         Our officers, directors and founders each have experience in the development of early stage companies including business strategies, products and services and financing.

MICHAEL D. TREPETA

         Mr. Trepeta received a Bachelor of Science Degree in Applied Economics and Business Management with a minor in Communications from Cornell University in 1993. Since that time, Mr. Trepeta has been associated with various broker/dealers as a stockbroker where he was involved in the funding of numerous development stage and growth companies. Mr. Trepeta was a Vice President of Investments at Joseph Roberts & Co. in 1994 and a Vice President of Investments at Rickel & Associates from 1995-1996. From September of 1996 through February 1998, he has served as President of MDT Consulting Group, Inc., a corporation contracted by publicly traded companies to serve as a financial intermediary to investment bankers and to assist in developing products, services, and business strategies. In 1998, Mr. Trepeta co-founded us and he became an officer, director and principal owner of our company.

DEAN L. JULIA

         Mr. Julia holds a Bachelor of Business Administration from Hofstra University received in 1990. Since that time, Mr. Julia has been associated with various broker/dealers as a stockbroker where he was involved in the funding of numerous development stage and growth companies. From 1991 to 1996, Mr. Julia served as a Vice President for Reich & Co. From 1993 to 1994, he was Vice President for D. Blech & Co. From 1994 to 1995, he served as a Vice President for GKN Securities; and from 1995 to 1996 he served as Vice President for Rickel & Associates. From September 1996 through February 1998, Mr. Julia served as President and Chief Executive Officer of DLJ Consulting, a financial intermediary consultant for public and private companies. In 1998, Mr. Julia co-founded us and became an officer, director and principal stockholder of our company.

SCOTT J. NOVACK

         Mr. Novack holds a Bachelor of Business Administration from Hofstra University received in 1990. From 1993-1994, Mr. Novack was a Vice President at
D. Blech & Co., a New York investment bank specializing in raising venture capital money for early stage companies. From 1994-1995, Mr. Novack was a Vice President at GKN Securities, a New York based investment bank. From 1995-1996, Mr. Novack was a Vice President at Rickel Associates, a New York based investment bank. Mr. Novack was the President of SJN Consulting Group, Inc., a privately held company, from 1996 to 2003. SJN was a corporation contracted by publicly traded companies to serve as a financial intermediary to investment bankers and to assist in developing products, services, and business strategies. Since 2003, Mr. Novack is a private investor who invests for his own account. In 1998, Mr. Novack co-founded us and became a director of our company.

SEAN MCDONNELL

         Sean J. McDonnell, Certified Public Accountant, has been self employed and in private accounting practice since January 1990 handling many different types of business entities and associations. Mr. McDonnell has spent much of his time helping his customers grow their companies and acquire financing for the purchase of buildings and equipment. Prior to starting his own practice, he was employed from 1985 - 1990 as a senior staff member in the accounting firm of Breiner & Bodian CPA's. After graduating from Dowling College in 1984, he was employed by Kenneth Silver C.P.A. from 1984 - 1985. He is currently serving on the boards of the Police Athletic League, North East Youth Sports Association and Sound Beach Soccer Club, Inc. Mr. McDonnell has served as our Chief Financial Officer since January 3, 2005 as an independent contractor. Mr. McDonnell intends to become an employee of our company upon the effectiveness of this Form 10-SB Registration Statement and devote such time to us as is necessary for the performance of his duties.

         Executive officers are appointed by the board and serve at the discretion of the board. The board members serve for a period of one year until their successors are elected and shall qualify.

LACK OF COMMITTEES

         Our company has no standing nominating and compensation committees of our board of directors or committees performing similar functions. We currently lack an audit committee of our board of directors. We are currently seeking to nominate and appoint to the board two independent directors and to form an audit committee consisting of the two independent directors. It is our goal that at least, one of the two independent directors would be deemed a "financial expert" within the meaning of Sarbanes-Oxley Act of 2002, as amended. An independent director is defined in Rule 4200(a)(14) of the NASD's Listing Standards to mean a person other than an officer or employee of our Company or any other individual having a relationship which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons should not be considered independent:

         o A director who is employed by the Company or any of its affiliates for the current year or any of the past three years;
         o A director who accepts any compensation from the Company or any of its affiliates in excess of $60,000 during the previous fiscal year other than compensation for Board service, benefits under a tax qualified retirement plan, or non discretionary compensation;
         o A director who is a member of the immediate family of an individual who is, or has been in any of the past three years, employed by the Company or any of its affiliates as an executive officer. Immediate family includes a person's spouse, parents, children, siblings, mother-in-law, father-in-law, sister-in-law, brother-in-law, son-in-law, daughter-in-law, and anyone who resides in such person's home;
         o A director who is a partner in, or a controlling shareholder or an executive officer of, any for-profit business organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company's securities) that exceed 5% of the Company's or business organizations consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years;
         o A director who is employed as an executive of another entity where any of the Company's executives serve on that entity's compensation committee.

         The term "Financial Expert" is defined as a person who has the following attributes: an understanding of generally accepted accounting principles and financial statements; has the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the company's financial statements, or experience actively supervising one or more persons engaged in such activities; an understanding of internal controls and procedures for financial reporting; and an understanding of audit committee functions.

         We can provide no assurances that our board's efforts to select two persons to serve as independent directors and on the proposed audit committee will be successful. In the event an audit committee is established, its first responsibility would be to adopt a written charter. Such charter would be expected to include, among other things:


         o annually reviewing and reassessing the adequacy of the committee's formal charter;

         o reviewing the annual audited financial statements with our management and the independent auditors and the adequacy of our internal accounting controls;

         o reviewing analyses prepared by our management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

         o being directly responsible for the appointment, compensation and oversight of our independent auditor, which shall report directly to the audit committee, including resolution of disagreements between management and the auditors regarding financial reporting for the purpose of preparing or issuing an audit report or related work;

         o        reviewing the independence of the independent auditors;

         o reviewing our auditing and accounting principles and practices with the independent auditors and reviewing major changes to our auditing and accounting principles and practices as suggested by the independent auditor or its management;

         o reviewing all related party transactions on an ongoing basis for potential conflict of interest situations; and

         o all responsibilities given to the audit committee by virtue of the Sarbanes-Oxley Act of 2002, which was signed into law by President George W. Bush on July 30, 2002.

ITEM 6.  EXECUTIVE COMPENSATION.

                                        SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM
NAME AND                                                  OTHER ANNUAL     COMPENSATION      ALL OTHER
PRINCIPAL            CALENDAR                             COMPENSATION      AWARDS AND       COMPENSA-
POSITION               YEAR       SALARY($)     BONUS          (1)          PAYOUTS (2)        TION
---------              ----       ---------     -----          ---          -----------        ----
Dean Julia,            2004        121,500        0             0                0               0
chief executive        2003        108,000        0             0                0               0
officer                2002        108,000        0             0                0               0

Michael Trepeta        2004        121,500        0             0                0               0
president              2003        108,000        0             0                0               0
                       2002        108,000        0             0                0               0

(1) Does not include the value of a leased automobile provided to the executive officer for business purposes, as each officer owns his own separate automobile that he uses for personal reasons.

(2) In January 2005, we adopted the 2005 Employee Benefit and Consulting Services Compensation Plan pursuant to which we reserved 2,000,000 shares of common stock for the issuance of options to employees, consultants and non-employee directors. No options or restricted stock were issued in connection with services rendered to Messrs. Julia and Trepeta during the past three years ended December 31, 2004. However, Messrs. Julia and Trepeta were each granted ten-year options to purchase 250,000 shares at $1.00 per share on January 3, 2005.

EMPLOYMENT AGREEMENTS

         Michael Trepeta, our president and Dean Julia, our chief executive officer, received salaries at the rate of $9,000 per month between 2002 through March 2004, which was raised to $10,500 per month in April, 2004 and $12,000 per month in March 2005. Historically, all compensation of our executive officers and directors including, without limitation, the payment of salaries, bonuses and the grant of options and employment contracts have been determined solely by our Board of Directors, which is controlled by the founders of the Company. Effective March 1, 2005, we entered into employment contracts with each of Messrs. Julia and Trepeta. These contracts contain the following material provisions:

         o A term of three years, with the Executive having the option to renew the agreement for a period of an additional two years.

         o A monthly base salary of $12,000, which salary will increase each subsequent March 1 by at least $2,000 per month during the term of the agreements and any extension thereof.
         o The annual grant on March 1 of each year of ten-year stock options to purchase 50,000 shares at an exercise price equal to the then fair market value of our common stock as determined by the Board.
         o        Annual bonuses of at least 5% of pre-tax earnings.
         o Use of company automobile with all related costs paid for by us.
         o        Health insurance.
         o        Indemnification to the extent permitted by New York law.
         o        Right to participate in any pensions of our company.

Directors' Compensation
-----------------------

         Our directors are not expected to receive cash compensation for their services as such. However, our non-employee directors will receive a fee of $500 to be paid to them for attending each meeting of the Board of Directors. All directors will also be reimbursed for actual travel expenses incurred in attending board meetings. Members of the board of directors are eligible to participate under our company's stock incentive plan. Over a period of up to five years, Messrs. Julia and Trepeta will receive compensation and options as executive officers pursuant to their employment contracts and not in their capacity as directors of our company. Equity incentive awards issued to other board members will not be a fixed amount or granted on a pre-determined timetable. Equity incentive awards will be determined and granted in the sole discretion of the board and/or a compensation committee of the board at such times and in such amounts as the board or a committee thereof determines to make such awards.

2005 Employee Benefit and Consulting Services Compensation Plan
---------------------------------------------------------------

        On January 3, 2005, our company established an Employee Benefit and Consulting Services Compensation Plan covering 2,000,000 shares, which 2005 Plan was ratified by our stockholders on February 9, 2005. As of March 15, 2005, there are ten-year non-statutory stock options exercisable at $1.00 per share granted to the following persons: Dean Julia (250,000 shares), Michael Trepeta (250,000 shares), Sean McDonnell (50,000 shares), Lester Morse (25,000 shares) and Steven Morse (25,000 shares).

ADMINISTRATION
--------------

         Our board of directors administers the 2005 Plan, has the authority to determine and designate officers, employees, directors and consultants to whom awards shall be made and the terms, conditions and restrictions applicable to each award (including, but not limited to, the option price, any restriction or limitation, any vesting schedule or acceleration thereof, and any forfeiture restrictions). The board may, in its sole discretion, accelerate the vesting of awards.

TYPES OF AWARDS
---------------

        The 2005 Plan is designed to enable us to offer certain officers, employees, directors and consultants of us and our subsidiaries equity interests in us and other incentive awards in order to attract, retain and reward such individuals and to strengthen the mutuality of interests between such individuals and our stockholders. In furtherance of this purpose, the 2005 Plan contains provisions for granting non-statutory stock options and incentive stock options and common stock awards.

         STOCK OPTIONS. A "stock option" is a contractual right to purchase a number of shares of common stock at a price determined on the date the option is granted. An incentive stock option is an option granted under the Internal Revenue Code of 1986 to our employees with certain tax advantages to the grantee over non-statutory stock options. The option price per share of common stock purchasable upon exercise of a stock option and the time or times at which such options shall be exercisable shall be determined by the Board at the time of grant. Such option price in the case of incentive stock options shall not be less than 100% of the fair market value of the common stock on the date of grant and may be granted below fair market value in the case of non-statutory stock options. Incentive stock options granted to owners of 10% or more of our common stock must be granted at an exercise price of at least 110% of the fair market value of our common stock and may not have a term greater than five years. Also, the value of incentive options vesting to any employee cannot exceed $100,000 in any calendar year. The option price of our options must be paid in cash, money order, check or common stock of the company. The non-statutory stock options may also contain at the time of grant, at the discretion of the board, certain other cashless exercise provisions. These cashless exercise provisions are included in the currently outstanding non-statutory stock options granted by the board.

         Options shall be exercisable at the times and subject to the conditions determined by the Board at the date of grant, but no option may be exercisable more than ten years after the date it is granted. If the optionee ceases to be an employee of our company for any reason other than death, any incentive stock option exercisable on the date of the termination of employment may be exercised for a period of thirty days or until the expiration of the stated term of the option, whichever period is shorter. In the event of the optionee's death, any incentive stock option exercisable at the date of death may be exercised by the legal heirs of the optionee from the date of death until the expiration of the stated term of the option or six months from the date of death, whichever event first occurs. In the event of disability of the optionee, any incentive stock options shall expire on the stated date that the Option would otherwise have expired or 12 months from the date of disability, whichever event first occurs. The termination and other provisions of a non-statutory stock option shall be fixed by the board of directors at the date of grant of each respective option.

         COMMON STOCK AWARD. Common stock awards are shares of common stock that will be issued to a recipient at the end of a restriction period, if any, specified by the board if he or she continues to be an employee, director or consultant of us. If the recipient remains an employee, director or consultant at the end of the restriction period, the applicable restrictions will lapse and we will issue a stock certificate representing such shares of common stock to the participant. If the recipient ceases to be an employee, director or consultant of us for any reason (including death, disability or retirement) before the end of the restriction period unless otherwise determined by the board, the restricted stock award will be terminated.

ELIGIBILITY
-----------

         Our officers, employees, directors and consultants of Ace and our subsidiaries are eligible to be granted stock options, and common stock awards.

TERMINATION OR AMENDMENT OF THE 2005 PLAN
-----------------------------------------

         The board may at any time amend, discontinue, or terminate all or any part of the 2005 Plan, provided, however, that unless otherwise required by law, the rights of a participant may not be impaired without his or her consent, and provided that we will seek the approval of our stockholders for any amendment if such approval is necessary to comply with any applicable federal or state securities laws or rules or regulations.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The transaction described in paragraph (i) below was approved by the Board of directors and was an arms-length transaction which did not involve a director or executive officer of our company. The transactions described in paragraph (iii) below were approved by the Board of Directors based upon obtaining at least three competitive quotes and Mr. Trepeta's wife being the best price. The transactions described in paragraphs (i) and (iii) were on terms to us that are at least as favorable as the terms we could have obtained from an unaffiliated party.

         (i) On August 5, 2002, we issued to David McCooey, who is currently the beneficial owner of 5.0% of our outstanding shares of common stock, a debenture in the principal amount of $25,000 originally convertible at $1.50 per share. The debenture bore interest at the rate of 10% per annum. On January 13, 2005, we agreed with Mr. McCooey to convert his $25,000 of principal and accrued interest thereon of $6,076, which payments were in arrears, into 31,076 shares of our common stock at a conversion price of $1.00 per share.

         (ii) In February 2005, our three founders, Dean Julia, Michael Trepeta and Scott Novack, each privately sold, at a resale price of $2.00 per share, 18,500 shares to close personal friends of Mr. Novack to accommodate their desire to have an interest in our company before it went public. The shares that were resold were originally purchased by our founders in 1998 at a nominal price of $.0001 per share.

         (iii) Mr. Trepeta's wife has a company which is a candle supplier. From time-to-time, we have in the past and may in the future purchase candle supplies from her company. During the past two years, we purchased a total of $28,000 from her company.

         In the future, we expect to have one or more members of our Board be independent directors of our company. It is anticipated that future transactions between us and our executive officers and directors and other affiliated parties will be approved by the then disinterested members of the Board and, if not a majority of the Board, then by our independent director(s) through a committee appointed by the Board.

ITEM 8. DESCRIPTION OF SECURITIES.

CAPITAL STOCK

         We are authorized to issue 22,000,000 shares of Common Stock, $.0001 par value per share of which 5,888,076 shares are issued and outstanding. On March 15, 2005, our stockholders approved an amendment to our certificate of incorporation to authorize 3,000,000 shares of Preferred Stock, $.0001 par value, and to increase the number of authorized shares of common stock to 25,000,000, $.0001 par value.

COMMON STOCK

         Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulative voting for the election of directors. As a result, management of our company who, in the aggregate hold a majority of shares, are able to elect all of the directors standing for election and to control our company. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefore subject to the rights of preferred stockholders, if any. We do not intend to pay any cash dividends on our common stock and anticipate reinvesting our earnings, if any. In the event of liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the preferences of preferred stockholders, if any. Shares of common stock have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

OUTSTANDING PRIVATELY HELD WARRANTS

         Between March and October 2004, we issued Class A Warrants to purchase an aggregate of 737,000 shares of our common stock at an exercise price of $2.00 per share. Each Class A Warrant is exercisable in whole or in part until the close of business on January 2, 2006.

         Between January and February 2005, we issued Class B Warrants to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $2.00 per share. Each Class B Warrant is exercisable in whole or in part until the close of business on January 2, 2008.

         The Class A Warrants and Class B Warrants are not redeemable. The Class A Warrants and Class B Warrants are subject to anti-dilution protection in the event of stock dividends, stock splits, combinations and reclassifications.

PREFERRED STOCK

         Our certificate of incorporation, as amended, authorizes us to issue 3,000,000 shares of preferred stock, $.0001 par value per share and to create one or more series of preferred stock, and to designate the rights, privileges, restrictions, preferences and limitations of any given series of preferred stock. Accordingly, the board of directors may, without stockholder approval issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The preferred stock could also be issued to discourage, control, although we have no present intent to issue any additional series of our preferred stock. The board of directors' ability to issue preferred stock serves as a traditional anti-takeover measure installed to prevent obstacles to takeovers. This provision of our certificate of incorporation makes it difficult for a majority shareholder to gain control of us and, therefore, may be beneficial to our company's management and our board in a hostile tender offer and may have an adverse impact on shareholders who may want to participate in such a tender offer. Also, the issuance of preferred stock with voting and conversion rights could materially and adversely affect the voting power of the holders of the Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company.

                                    PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

         There is currently no trading market for our company's common stock. We presently have about 55 stockholders of record on our company's books and records.

         No cash dividends have been paid by our company on our common stock and no such payment is anticipated in the foreseeable future.

         After the effectiveness of this Form 10-SB, it is anticipated that Meyers Associates, L.P. will file a Form 152c-11 application for trading of our common stock on the electronic otc bulletin board. We can provide no assurances that this application will be filed or that trading on the otc bulletin board will take place or that an established market for our common stock will develop. Commencing the later of April 2005 or 90 days after the effectiveness of our Form 10-SB filing with the Securities and Exchange Commission, 3,836,500 shares of our restricted common stock held by 15 persons may be eligible for sale in compliance with Rule 144 of the Securities Act of 1933, as amended. Rule 144 provides among other things and subject to certain limitations that a person holding restricted securities for a period of one year may sell those securities in brokerage transactions every 90 days in an amount equal to the greater of the average weekly trading volume over the four preceding weeks or 1% of our company's outstanding common stock. Possible or actual sales of our company's common stock under Rule 144 may have a depressive effect upon the price of our common stock if any meaningful market were to develop for our common stock in the future. An additional 1,538,000 shares held by 26 persons may be immediately sold pursuant to Rule 144(k) as these shares were paid for more than two years ago and are not owned by affiliates of our company. The remaining 513,576 shares held by 14 persons will become eligible for sale between August 2005 and February 2006.

         Currently, we have outstanding warrants to purchase 837,000 shares of our common stock at a price of $2.00 per share. In the event that all of the warrants are exercised, of which there can be no assurances given, an additional 837,000 shares of restricted common stock will be issued and may be resold pursuant to Rule 144 after a holding period of at least one year, unless we elect to voluntarily register the resale of the shares issuable upon exercise of the warrants for earlier sale. No registration rights were granted in connection with the issuance of said warrants.

TRANSFER AGENT AND REGISTRAR

         We intend to appoint Continental Stock Transfer & Trust Company, New York, New York as transfer agent and registrar for our common stock.

ITEM 2. LEGAL PROCEEDINGS.

         We have not in the past nor are we currently subject to any threatened or pending legal proceedings. Nevertheless, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         On November 4, 2004, we engaged Holtz Rubenstein Reminick LLP as our independent auditors and to audit the two years ended December 31, 2004. Prior to that, we did not engage an independent auditor to audit our financial statements. We did not consult with Holtz with respect to either any prior or current fiscal year or an interim period with respect to either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any matter that was either the subject of a disagreement or a reportable event.


ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES.

RECENT SALES OF UNREGISTERED SECURITIES

         During the three years ended December 31, 2004 and from January 1, 2005 through March 15, 2005, we made the sales or issuances of unregistered securities listed in the table below.

                                                 CONSIDERATION RECEIVED
                                                 AND DESCRIPTION OF
                                                 UNDERWRITING OR OTHER
                                                 DISCOUNTS TO MARKET                           IF OPTION, WARRANT OR
                                                 PRICE OR CONVERTIBLE      EXEMPTION FROM      CONVERTIBLE SECURITY,
DATE OF        TITLE OF                          SECURITY, AFFORDED TO     REGISTRATION        TERMS OF EXERCISE OR
SALE           SECURITY          NUMBER SOLD     PURCHASERS                CLAIMED             CONVERSION
--------------------------------------------------------------------------------------------------------------------
Jan. 2005      Common Stock      600,000         For services rendered     Section 4(2)        Options exercisable
               Options           Options         no other consideration    granted to          at $1.00 per share;
                                                 received; no              officers,           immediately
                                                 commissions paid.         directors and       exer-cisable; expire
                                                                           legal counsel       Jan. 2015; contain
                                                                           under our 2005      cashless exercise
                                                                           Incentive Plan.     provisions.
                                                                           Each grantee is a
                                                                           sophisticated
                                                                           investor, who
                                                                           received the
                                                                           options with a
                                                                           restrictive
                                                                           legend in
                                                                           connection with
                                                                           services rendered
                                                                           and is able to
                                                                           fend for himself.
                                                                           After the
                                                                           effectiveness of
                                                                           this form 10-SB,
                                                                           we intend to file
                                                                           a Form S-8
                                                                           Registration
                                                                           Statement.
--------------------------------------------------------------------------------------------------------------------


                                                         35

Jan. - Feb.    Common Stock      100,000         $100,000 received; no     Rule 506 of         Class B Warrants
2005           and Class B       Shares and      commissions paid; no      Regulation D; a     exercisable at $2.00
               Warrants          Class B         placement agent was       Form D was filed    per share through
                                 Warrants        utilized.                 on February 22,     Jan. 2, 2008.
                                                                           2005; securities
                                                                           sold to
                                                                           accredited
                                                                           investors only.
--------------------------------------------------------------------------------------------------------------------
Jan. 2005      Common Stock      31,076 Shares   Conversion of $31,076     Section 3a(9); no   Not Applicable.
                                                 of debt; no commissions   commissions paid.
                                                 paid; no placement
                                                 agent was utilized.
--------------------------------------------------------------------------------------------------------------------
June - Oct.    Common Stock      327,000         $327,000 received; no     Rule 506 of         Class A Warrants
2004           and Class A       Shares and      commissions paid; no      Regulation D; a     exercisable at $2.00
               Warrants          327,000 Class   placement agent was       Form D was filed    per share through
                                 A Warrants      utilized.                 on Nov. 15, 2004;   Jan. 2, 2006.
                                                                           securities sold
                                                                           to accredited
                                                                           investors only.
--------------------------------------------------------------------------------------------------------------------
March -        Common Stock      410,000         $410,000 received; no     Rule 506 of         Class A Warrants
April 2004     and Class A       Shares and      commissions paid; no      Regulation D; a     exercisable at $2.00
               Warrants          410,000 Class   placement agent was       Form D was filed    per share through
                                 A Warrants      utilized.                 on Nov. 24, 2003    Jan. 2, 2006.
                                                                           and April 1,
                                                                           2004; securities
                                                                           sold to
                                                                           accredited
                                                                           investors only.
--------------------------------------------------------------------------------------------------------------------

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The New York Business Corporation Law contains provisions permitting and, in some situations, requiring New York corporations to provide indemnification to their officers and directors for losses and litigation expense incurred in connection with their service to the corporation. Our articles and bylaws contain provisions requiring our indemnification of our directors and officers and other persons acting in their corporate capacities.

         In addition, we may enter into agreements with our directors providing contractually for indemnification consistent with the articles and bylaws. Currently, we have no such agreements. The New York Business Corporation Law also authorizes us to purchase insurance for our directors and officers insuring them against risks as to which we may be unable lawfully to indemnify them. We intend to obtain limited insurance coverage for our officers and directors as well as insurance coverage to reimburse us for potential costs of our corporate indemnification of officers and directors.

         As far as exculpation or indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors and officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission such exculpation or indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART F/S



                                                                 ACE MARKETING &
                                                                PROMOTIONS, INC.
                                 -----------------------------------------------
                                        REPORT ON AUDITS OF FINANCIAL STATEMENTS

                                          YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                 ACE MARKETING &
                                                                PROMOTIONS, INC.


CONTENTS
--------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS

  Report of Independent Registered Public Accounting Firm               F-1

  Balance Sheets                                                        F-2

  Statements of Operations                                              F-3

  Statement of Stockholders' Equity                                     F-4

  Statements of Cash Flows                                              F-5

  Notes to Financial Statements                                     F-6 - F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders
Ace Marketing & Promotions, Inc.

We have audited the accompanying balance sheets of Ace Marketing & Promotions, Inc. for the years ended December 31, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ace Marketing & Promotions, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



Melville, New York
January 28, 2005, (except for Note 5 for which the date is February 9, 2005)

                                                                                   ACE MARKETING &
                                                                                  PROMOTIONS, INC.

BALANCE SHEETS
--------------------------------------------------------------------------------------------------
DECEMBER 31,                                                             2004            2003
--------------------------------------------------------------------------------------------------
ASSETS

Current Assets:
  Cash and cash equivalents                                          $    566,285    $     54,725
  Accounts receivable                                                     312,604         306,703
  Prepaid expenses and other current assets                                68,407          64,286
                                                                    ------------------------------
Total Current Assets                                                      947,296         425,714

Property and Equipment, net                                                15,680           7,426

Other Assets                                                                3,135           2,970
                                                                    ------------------------------
Total Assets                                                         $    966,111    $    436,110
                                                                    ==============================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Notes payable                                                      $     25,000    $     41,300
  Accounts payable                                                        183,653         205,418
  Accrued expenses                                                         92,212          80,197
                                                                    ------------------------------
Total Current Liabilities                                                 300,865         326,915
                                                                    ------------------------------

Commitments and Contingencies

Stockholders' Equity:
  Common stock, $.0001 par value; 22,000,000 shares authorized;
    5,757,000 and 5,020,000 shares issued and outstanding
    at December 31, 2004 and 2003, respectively                               576             502
  Additional paid-in capital                                            1,030,625         317,498
  Accumulated deficit                                                    (365,955)       (208,805)
                                                                    ------------------------------
Total Stockholders' Equity                                                665,246         109,195
                                                                    ------------------------------
Total Liabilities and Stockholders' Equity                           $    966,111    $    436,110
                                                                    ==============================



--------------------------------------------------------------------------------------------------
SEE NOTES TO FINANCIAL STATEMENTS.                                                             F-2

                                                                     ACE MARKETING &
                                                                    PROMOTIONS, INC.

STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                    2004            2003
------------------------------------------------------------------------------------
Revenues, net                                          $  2,379,186    $  2,563,957
Cost of Revenues                                          1,688,248       1,773,841
                                                      ------------------------------
Gross Profit                                                690,938         790,116
                                                      ------------------------------

Operating Expenses:
  Selling expenses                                          292,034         305,786
  General and administrative expenses                       552,540         473,196
                                                      ------------------------------
Total Operating Expenses                                    844,574         778,982
                                                      ------------------------------

(Loss) Income from Operations                              (153,636)         11,134
                                                      ------------------------------

Other Income (Expense):
  Interest expense                                           (3,609)         (3,582)
  Interest income                                                95               2
                                                      ------------------------------
Total Other Income                                           (3,514)         (3,580)
                                                      ------------------------------

(Loss) Income Before Provision for Income Taxes            (157,150)          7,554
Income Tax (Benefit) Expense                                      -               -
                                                      ------------------------------
Net (Loss) Income                                      $   (157,150)   $      7,554
                                                      ==============================

Net (Loss) Income Per Common Share:
  Basic                                                $      (0.03)   $       0.00
                                                      ==============================

  Diluted                                              $      (0.03)   $       0.00
                                                      ==============================

Weighted Average Common Shares Outstanding:
  Basic                                                   5,426,389       5,020,000
                                                      ==============================

  Diluted                                                 5,426,389       5,020,000
                                                      ==============================



------------------------------------------------------------------------------------
SEE NOTES TO FINANCIAL STATEMENTS.                                               F-3

                                                                                           ACE MARKETING &
                                                                                          PROMOTIONS, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, 2004 AND 2003
----------------------------------------------------------------------------------------------------------

                                        Total              Common Stock          Additional
                                     Stockholders'   ------------------------     Paid-in
                                        Equity          Shares       Amount       Capital       (Deficit)
                                    ----------------------------------------------------------------------
Balance, January 1, 2003             $   101,641      5,020,000   $       502   $   317,498   $  (216,359)
Net Income                                 7,554              -             -             -         7,554
                                    ----------------------------------------------------------------------
Balance at, December 31, 2003            109,195      5,020,000           502       317,498      (208,805)
Securities Issued to Private
  Placement Investors, net               713,201        737,000            74       713,127             -
Net Loss                                (157,150)             -             -             -      (157,150)
                                    ----------------------------------------------------------------------
Balance at, December 31, 2004        $   665,246      5,757,000   $       576   $ 1,030,625   $  (365,955)
                                    ======================================================================



----------------------------------------------------------------------------------------------------------
SEE NOTES TO FINANCIAL STATEMENTS.                                                                     F-4

                                                                         ACE MARKETING &
                                                                        PROMOTIONS, INC.

STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                         2004           2003
----------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net (loss) income                                          $  (157,150)   $     7,554
                                                            ----------------------------
  Adjustments to reconcile net (loss) income to
    net cash used in operating activities:
      Depreciation and amortization                                6,019          6,348
      Changes in operating assets and liabilities:
        (Increase) decrease in operating assets:
          Accounts receivable                                     (5,901)        53,297
          Prepaid expenses and other assets                       (4,286)       (64,286)
        (Decrease) in operating liabilities:
          Accounts payable and accrued expenses                   (9,750)        (4,337)
                                                            ----------------------------
  Total adjustments                                              (13,918)        (8,978)
                                                            ----------------------------
Net Cash Used in Operating Activities                           (171,068)        (1,424)
                                                            ----------------------------

Cash Flows from Investing Activities:
  Acquisition of property and equipment                          (14,273)             -
                                                            ----------------------------
Net Cash Used in Investing Activities                            (14,273)             -
                                                            ----------------------------

Cash Flows from Financing Activities:
Proceeds from private placement                                  713,201              -
Advances on notes payable                                              -          6,300
Payments on notes payable                                        (16,300)             -
                                                            ----------------------------
Net Cash Provided by Financing Activities                        696,901          6,300
                                                            ----------------------------

Net Increase in Cash and Cash Equivalents                        511,560          4,876
Cash and Cash Equivalents, beginning of year                      54,725         49,849
                                                            ----------------------------
Cash and Cash Equivalents, end of year                       $   566,285    $    54,725
                                                            ============================



----------------------------------------------------------------------------------------
SEE NOTES TO FINANCIAL STATEMENTS.                                                   F-5

                                                                 ACE MARKETING &
                                                                PROMOTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS - Ace Marketing & Promotions, Inc. (the "Company") is a full service advertising specialties and promotional products company that distributes items typically with logos to large corporations, schools and universities, financial institutions and not-for-profit organizations. Specific categories of promotional products include advertising specialties, business gifts, incentives and awards, and premiums.

     REVENUE RECOGNITION - Revenue is recognized when title and risk of loss transfers to the customer and the earnings process is complete. In general, title passes to our customers upon the customer's receipt of the merchandise. Revenue is accounted for in accordance with Emerging Issue Task Force (EITF) Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Revenue is recognized on a gross basis since the Company has the risks and rewards of ownership, latitude in selection of vendors and pricing, and bears all credit risk.

     The Company records all shipping and handling fees billed to customers as revenues, and related costs as cost of goods sold, when incurred, in accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs."

     ALLOWANCE FOR DOUBTFUL ACCOUNTS - Management must make estimates of the uncollectability of accounts receivable. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. At December 31, 2004 and 2003 management does not believe that any allowance for uncollectible accounts is necessary.

     PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are being amortized using the straight-line method over the estimated useful lives of the related assets or the remaining term of the lease. The costs of additions and improvements, which substantially extend the useful life of a particular asset, are capitalized. Repair and maintenance costs are charged to expense. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the account and the gain or loss on disposition is reflected in operating income.

     COMPREHENSIVE INCOME (LOSS) - Comprehensive income (loss) refers to revenue, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. At December 31, 2004 and 2003, there were no such adjustments required.

     CONCENTRATION OF CREDIT RISK - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables and cash and cash equivalents.

     Concentration of credit risk with respect to trade receivables is generally diversified due to the large number of entities comprising the Company's customer base and their dispersion across geographic areas principally within the United States. The Company routinely addresses the financial strength of its customers and, as a consequence, believes that its receivable credit risk exposure is limited.

     The Company places its temporary cash investments with high credit quality financial institutions. At times the Company maintains bank account balances, which exceed FDIC limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk on cash. Management does not believe significant credit risk exists at December 31, 2004 and 2003.


--------------------------------------------------------------------------------

                                                                 ACE MARKETING &
                                                                PROMOTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

     CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments with a maturity of three months or less, as well as bank money market accounts, to be cash equivalents.

     ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     NET INCOME PER SHARE - Basic net income per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of stock options.

     ADVERTISING COSTS - Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2004 and 2003 approximated $600 and $1,000, respectively.

     STOCK-BASED COMPENSATION - The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS
     123). In compliance with SFAS 123, the Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its employee stock-based compensation plans. The Company has also adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This pronouncement requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. If the Company had elected to recognize compensation expense based upon the fair value at the date of grant for awards under these plans, consistent with the methodology prescribed by SFAS 123, the effect on the Company's net income and earnings per share as reported would not have been material.

     INCOME TAXES - Deferred income taxes are recognized for temporary differences between financial statement and income tax basis of assets and liabilities for which income tax or tax benefits are expected to be realized in future years. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

     FAIR VALUE OF FINANCIAL INSTRUMENTS - In the opinion of management, the carrying value of all financial instruments, consisting primarily of cash and cash equivalents, accounts receivables and accounts payable, reflected in the accompanying balance sheet, approximates fair value as of December 31, 2004 and 2003, due to their short term nature.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," as revised, A Variable Interest Entity ("VIE") is an entity with insufficient equity investment or in which the equity investors lack some of the characteristics of a controlling financial interest. Pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses of the VIE must consolidate the VIE. The full adoption of FIN 46 in fiscal 2004 did not have a material effect on the Company's financial position and results of operations.

     In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation" ("SFAS No. 123(R)"). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this statement are effective for the first interim reporting period that begins after June 15, 2005. If the Company had included the cost of employee stock option compensation in our financial statements it would not have had a material effect on our net income (loss) for the years ended December 31, 2004 and 2003.


--------------------------------------------------------------------------------

                                                                 ACE MARKETING &
                                                                PROMOTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

     In November 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151 "Inventory Costs." This statement amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" and removes the "so abnormal" criterion that under certain circumstances could have led to the capitalization of these items. SFAS No. 151 requires that idle facility expense, excess spoilage, double freight and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." SFAS 151 also requires that allocation of fixed production overhead expenses to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for all fiscal years beginning after June 15, 2005. Management does not believe there will be a significant impact as a result of adopting this statement.

     On December 16, 2004, the FASB issued SFAS No. 153, "Exchange of Non-monetary Assets", an amendment of Accounting Principles Board ("APB") Opinion No. 29, which differed from the International Accounting Standards Board's ("IASB") method of accounting for exchanges of similar productive assets. Statement No. 153 replaces the exception from fair value measurement in APB No. 29, with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. The statement is to be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that SFAS No. 153 will have a material impact on its results of operations or cash flows.

2.   PROPERTY AND EQUIPMENT, NET

     Property and equipment, net consist of the following at December 31:

                                          USEFUL LIVES      2004         2003
     --------------------------------------------------------------------------

     Furniture and Fixtures                  5 years    $   42,603   $   28,330
     Leasehold Improvements                  5 years         3,150        3,150
                                                        -----------------------
                                                            45,753       31,480
     Less Accumulated Depreciation                          30,073       24,054
                                                        -----------------------
                                                        $   15,680   $    7,426
                                                        =======================

     Depreciation expense for the years ended December 31, 2004 and 2003 was $6,019 and $6,348, respectively.

3.   NOTES PAYABLE

     (a) Note payable to a stockholder in the original principal amount of $25,000. The Note bears interest at a rate of 10% per annum. Repayment of the note was to commence in August 2003 in twelve equal payments, but at the request of the note holder repayment of the Note has not begun as of December 31, 2004. As of December 31, 2004 and 2003, accrued interest on the Note was approximately $6,000 and $3,500, respectively and was included in accrued expenses.

          Prior to the repayment of any of the principal and accrued interest, the holder can convert the Note into common stock of the Company at the conversion rate of $1.50 per share. On January 13, 2005, the Company agreed to convert the principal and accrued interest into common stock of the Company at a reduced conversion rate of $1.00 per share, which resulted in the issuance of 31,076 shares of common stock.


--------------------------------------------------------------------------------

                                                                 ACE MARKETING &
                                                                PROMOTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

     (b) Note payable to an individual in the original principal amount of $16,300. The Note bore interest at a rate of 10% per annum and was repaid during the year ended December 31, 2004.

4.   INCOME TAXES

     The provision (benefit) for income taxes for the years ended December 31, 2004 and 2003 is summarized as follows:

                                                             2004         2003
     ---------------------------------------------------------------------------

     Current:
       Federal                                            $       -    $       -
       State                                                      -            -
                                                          ----------------------
                                                                  -            -
                                                          ----------------------
     Deferred:
       Federal                                                    -            -
       State                                                      -            -
                                                          ----------------------
                                                                  -            -
                                                          ----------------------
                                                          $       -    $       -
                                                          ======================

     The Company has federal and state net operating loss carryforwards of approximately $315,000, which can be used to reduce future taxable income through 2024. There was no current federal or state income tax provision for the year ended December 31, 2003, as the Company was able to utilize net operating loss carryforwards.

     The tax effects of temporary differences which give rise to deferred tax assets (liabilities) at December 31, are summarized as follows:

                                                          2004          2003
     ---------------------------------------------------------------------------

     Deferred Tax Assets:
       Net operating loss carryforwards              $   126,000    $    70,800
                                                     --------------------------
     Deferred Tax Assets                                 126,000         70,800
     Less Valuation Allowance                           (126,000)       (70,800)
                                                     --------------------------
     Net Deferred Tax Asset                          $         -    $         -
                                                     ==========================

5.   STOCKHOLDERS' EQUITY

     CAPITALIZATION - On February 9, 2005, the stockholders approved an amendment to the Company's Certificate of Incorporation to (i) increase the authorized shares of Common Stock from 22,000,000 shares to 25,000,000; par value $.0001; and (ii) create 5,000,000 shares of Preferred Stock, $.0001 par value. The Board of Directors has the authority to issue shares of Preferred Stock from time to time and to fix such rights, preferences and privileges of such issuances.

     PRIVATE PLACEMENT OF SECURITIES - During Fiscal 2004, the Company sold through a private placement 14.74 units (each consisting of 50,000 common shares and 50,000 Class A Warrants) at a purchase price of $50,000 per unit for net proceeds of $713,200, net of closing costs of approximately $23,800. Each Class A Warrant has an exercise price of $2.00 and expires on January 2, 2006.


--------------------------------------------------------------------------------

                                                                 ACE MARKETING &
                                                                PROMOTIONS, INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

     Subsequent to year-end, the Company completed a private placement through the sale of 10 units (each consisting of 10,000 common shares and 10,000 Class B Warrants) at a purchase price of $10,000 per unit for net proceeds of $95,000, net of transaction cost of approximately $5,000. Each Class B Warrant has an exercise price of $2.00 and expires on January 2, 2008.

     STOCK OPTION PLAN - On January 3, 2005, the Company established an Employee Benefit and Consulting Services Compensation Plan (the "Plan") for the granting of up to 2,000,000 non-statutory and incentive stock options and stock awards, and granted non-statutory stock options to purchase 600,000 shares at an exercise price of $1.00 per share. The options vest immediately and expire on January 3, 2015.

     On February 9, 2005, the stockholders ratified the adoption of the Plan.

6.   COMMITMENTS AND CONTINGENCIES

     LEASE COMMITMENTS - The Company leased office space under a non-cancelable operating lease, which expired on December 31, 2004. The Company is currently leasing its office space on a month-to-month basis. Rent expense was approximately $43,000 and $37,000 for the years December 31, 2004 and 2003, respectively.

7.   TRANSACTIONS WITH MAJOR CUSTOMERS

     The Company sells its products to a geographically diverse group of customers, performs ongoing credit evaluations of its customers and generally does not require collateral.

     For the years ended December 31, 2004 and 2003, one customer accounted for approximately 9% and 27% of net revenues, respectively. Aggregate revenues from this customer are dispersed among many different franchises and storefront locations.

8.   RELATED PARTY TRANSACTIONS

     The Company purchased merchandise with a cost of approximately $20,000 and $8,000 for the years ended December 31, 2004 and 2003, respectively from an entity that is owned by an individual related to one of the officers of the Company.



--------------------------------------------------------------------------------
                                                                            F-10

                                    PART III


ITEM 6. INDEX TO EXHIBITS.

Exhibit
No.            Description
---            -----------
3.1      Articles of Incorporation filed March 26, 1998*
3.2      Amendment to Articles of Incorporation filed June 10, 1999*
3.3 Amendment to Articles of Incorporation approved by stockholders on February 9, 2005*
3.4      Amended By-Laws*
10.1     Employment Agreement - Michael Trepeta **
10.2     Employment Agreement - Dean Julia **
11.1 Statement re: Computation of per share earnings. See Statement of Operations and Notes to Financial Statements
21.1     Subsidiaries of the Issuer - None
99.1     2005 Employee Benefit and Consulting Services Compensation Plan**
99.2     Form of Class A Warrant **
99.3     Form of Class B Warrant **

------------

*        Previously filed.
**       FILED HEREWITH.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                       ACE MARKETING & PROMOTIONS, INC.


                       By: /S/ MICHAEL TREPETA
                           --------------------------
                           Michael Trepeta, President


                       By: /S/ DEAN JULIA
                           -----------------------------------
                           Dean Julia, Chief Executive Officer

Date: March 18, 2005

                                INDEX TO EXHIBITS


Exhibit
No.             Description
---             -----------
3.1      Articles of Incorporation filed March 26, 1998*
3.2      Amendment to Articles of Incorporation filed June 10, 1999*
3.3 Amendment to Articles of Incorporation approved by stockholders on February 9, 2005*
3.4      Amended By-Laws*
10.1     Employment Agreement - Michael Trepeta **
10.2     Employment Agreement - Dean Julia **
11.1 Statement re: Computation of per share earnings. See Statement of Operations and Notes to Financial Statements
21.1     Subsidiaries of the Issuer - None
99.1     2005 Employee Benefit and Consulting Services Compensation Plan**
99.2     Form of Class A Warrant **
99.3     Form of Class B Warrant **


------------

*        Previously filed.
**       Filed herewith.